■EX-99.1.
Response to the requested disclosure from KSE
regarding establishing a new plant or acquiring the shares of a steel company in China
The Company is reviewing the investment expansion opportunities in steel sector by establishing a new plant or acquiring the shares of a steel company in China. However, nothing has been specifically determined yet. When any other decision is made, the disclosure will be made within 6 months.
Others:
Date of disclosure related with: 2004.10.11